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Rec'd 2/27/02

CM

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 36759

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder 3-8-02 FV

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

RIM Securities, LLC



RECD S.E.C.
FEB 27 2002
616

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

570 Lexington Avenue, 9th Floor
(No. and Street)

New York,	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Andrew M. Miranda 212-588-3420
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weisberg, Mole, Krantz & Goldfarb, LLP
(Name — *if individual, state last, first, middle name*)

17 West John Street	Hicksville	NY	11801
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 15 2002
P
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/15

OATH OR AFFIRMATION

I, Andrew M. Miranda, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ~~RIM Securities, LLC~~, as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

KAREN L. OLSEN
Notary Public, State of New York
No. 01OL5071340
Qualified in Richmond County
Commission Expires January 6, 2003

Notary Public

Signature

V.P. Finance & Operations

Title

This report** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of c solidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous au

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RIM SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2001

WMK&G

Weisberg, Molé, Krantz & Goldfarb, LLP

Certified Public Accountants

Alvin L. Chumsky, CPA
Paul K. Chumsky, CPA
Paul J. Gans, CPA
Philip B. Goldfarb, CPA

Richard A. Molé, CPA
Joseph P. Monahan, CPA
Stanley Tankell, CPA
Fred C. Weisberg, CPA

INDEPENDENT AUDITORS' REPORT

To The Managing Member of
RIM Securities, LLC

We have audited the accompanying statement of financial condition of RIM Securities, LLC (the "Company") as of December 31, 2001, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of RIM Securities, LLC at December 31, 2001, in conformity with generally accepted accounting principles.

Weisberg, Molé, Krantz & Goldfarb, LLP

Hicksville, New York
February 15, 2002

17 West John Street, Hicksville, New York 11801 • Phone: 516-933-3800 • Fax: 516-933-1060
One Parker Plaza, Fort Lee, New Jersey 07024 • Phone: 201-655-6249 • Fax: 201-655-6098
www.weisbergmole.com

RIM SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2001

ASSETS

Receivables from clients and brokers or dealers	$	325,457
Other assets		150,750
Total assets	$	476,207

LIABILITIES AND MEMBER'S EQUITY

Securities sold not yet purchased - note 1	$	55,465
Accrued expenses and other payables		32,477
Total liabilities	$	87,942
Commitments and contingencies - note 4		
Member's Equity	$	388,265
Total liabilities and member's equity	$	476,207

The accompanying notes are an integral part of this financial statement.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

In October 2001, Rochdale Investment Management Inc. (a subchapter S corporation), a registered broker dealer and investment advisor, was converted to RIM Securities, LLC (the "Company") in a tax-free transaction. Simultaneous with the conversion, the Company transferred all of the operating assets and liabilities of its investment advisory business to Rochdale Investment Management LLC ("RIM, LLC"), a newly created limited liability company and, accordingly, the Company now operates solely as a registered broker dealer. The accompanying financial statements contain the activity of the broker dealer business for the entire year and the investment advisory business for the period through the date of reorganization. Both the Company and RIM, LLC are wholly owned by Rochdale Corporation ("RC"). The preparation of financial statements in conformity with generally accepted accounting principles requires the use of management's estimates.

Marketable Securities

Marketable securities (both long and short positions) are valued at market value with resultant gains and losses reflected in net income for the year. At December 31, 2001 the Company does not have any marketable securities on hand. The Company has a short position at December 31, 2001 which is reflected at market value.

Income Taxes

As a single member limited liability company, the Company's assets, liabilities, income and expenses are treated as if RC directly owned these amounts for federal and state income tax purposes and, accordingly, the Company will generally not be subject to corporate income taxes. Rather, taxable items of income and deductible expenses are reflected on the tax return of RC, its only member, which has elected to be treated as an S corporation. The parent company's shareholders are then taxed on their proportionate share of the corporation's income. However, New York City does not recognize S corporation status and, as a result, the Company's taxable income is subject to New York City income taxes at the entity level. As a limited liability company, the Company will file and pay NYC unincorporated business taxes as if it were a partnership.

Credit and Off-Balance-Sheet Risk

The Company receives its commission income from customer transactions on settlement date from its clearing brokers and, accordingly, is not exposed to credit risk. Management fees earned are received from its customers on a timely basis and the Company has not experienced any uncollectible amounts. Additionally, at December 31, 2001, the Company does not hold any financial instruments with off-balance-sheet risk. At certain times throughout the year the Company may maintain bank account balances in excess of federally insured limits.

NOTE 2 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001, the Company had net capital of $237,515, which was $137,515 in excess of its required net capital of $100,000. The Company's net capital ratio was .37 to 1.

NOTE 3 - CUSTOMER PROTECTION RULE

The Securities and Exchange Commission Customer Protection Rule (rule 15c3-3) sets out regulations concerning self-clearing firms. The Company clears all of its customer transactions through outside brokers on a fully disclosed basis and, therefore, has claimed exemption from these regulations under rule 15c3-3(k) (2) (ii). The Company is in compliance with the exemptive provisions of this rule.

As a non-clearing firm, the Company does not hold customer funds or securities. Procedures for controls applied by the Company's clearing agent have been examined by other independent auditors during the fiscal year and were deemed to be adequate for safeguarding customer funds and securities.

NOTE 4 - COMMITMENTS AND CONTINGENCIES

An affiliated company executed a 10-year lease for office space expiring May 31, 2008. The Company occupies a portion of this space and is allocated base rent accordingly. Under the terms of the lease, annual rent calculated on the straight-line basis, including the rent abatement period, approximates $1,200,000. The Company's allocated portion of the annual rent expense rent amounts to approximately $58,000 per year. Additional office space was leased effective May 1, 2000 as an amendment to the lease referred to above and expiring on the same date as the master lease. Future annual rent to be allocated to the Company through the expiration of the lease agreement is as follows:

Year Ended December 31, 2002	$	57,000
Year Ended December 31, 2003		58,000
Year Ended December 31, 2004		59,000
Year Ended December 31, 2005		59,000
Year Ended December 31, 2006		60,000
Thereafter		86,000
Total	$	379,000

The Company entered into employment agreements with key personnel. In addition to base salary provisions, the agreements provide for incentive compensation based on certain performance benchmarks.

NOTE 5 - INCOME TAXES

As previously discussed, the Company, as a limited liability company, and its single member/owner (a subchapter S corporation) will generally not be subject to Federal and state corporate income taxes. However, New York City does not recognize S corporation status and, accordingly, the Company continues to be subject to these local taxes. The tax benefit included in the accompanying financial statements reflects the tax benefit of the Company's loss to the filing group and the elimination of previously recorded deferred tax liabilities no longer required.

NOTE 6 - RELATED PARTIES

The Company receives from and provides to affiliated companies certain general and administrative services. These services were transacted in the normal course of business and were recorded as an increase or decrease in the specific expenses in the period provided. At December 31, 2001 payables to affiliate amounted to $19,251 and receivables from affiliate amounted to $67,827.

NOTE 7 - EMPLOYEE RETIREMENT PLAN

All full-time employees of the Company are eligible to participate in a defined contribution retirement plan upon completion of six months of service. The plan provides for discretionary matching contributions from the Company based on a percentage of the employees' contribution. The employer contribution vests to the employees over a six-year period.

NOTE 8 – REORGANIZATION

As previously discussed, the Company, simultaneous with its tax-free conversion from Rochdale Investment Management Inc. ("RIM Inc.") to a limited liability company, transferred all of the operating assets and liabilities of its investment advisory business to RIM, LLC. Prior to the conversion, RIM, Inc. was 100% owned by RC. The newly created limited liability companies continue to be wholly owned by RC. The book value of the net assets transferred to RIM, LLC amount to $2,639,953 at the date of transfer – October 10, 2001.

2(a)
Attestation of Availability
of Annual Financial Statement

I, Andrew M. Miranda affirm the accompanying financial statements and reports of RIM Securities, LLC have been or will be made available to all members or allied members of RIM Securities LLC



Andrew M. Miranda
V.P.- Operations & Finance